Arsanis, Inc.

890 Winter Street, Suite 230

Waltham, MA 02451

November 13, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arsanis, Inc.
Registration Statement on Form S-1
File No. 333-221050
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Arsanis, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-221050), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on November 15, 2017, or as soon thereafter as practicable.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

ARSANIS, INC.

By:	/s/ René Russo
	Name:	René Russo
	Title:	President and Chief Executive Officer

Signature Page to Acceleration Request